EXHIBIT 21

Name of Subsidiaries

Jurisdiction of Incorporation

Greenparts. Inc.

Delaware

Metal Max Recycling, LLC

Georgia

In accordance with Item 601(b)(21) of regulation S-K the registrant has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary , that would not have constituted a significant subsidiary as of March 31, 2013.